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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: July 31, 2024 Estimated average burden hours per response: 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001- 40085

Tailwind International Acquisition Corp.

(Exact name of registrant as specified in its charter)

150 Greenwich Street, 29th Floor

New York, New York 10006

(212) 266-0085
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A ordinary shares, par value $0.0001 per share

Warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Pursuant to the requirements of the Securities Exchange Act of 1934 Authentic Equity Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TAILWIND INTERNATIONAL ACQUISITION CORP.

Date: May 9, 2023	By:	/s/ Philip Krim
	Name:	Philip Krim
	Title:	Chief Executive Officer and Chief Financial Officer

[Signature page for Form 15]